December 10, 2007
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

RE:	Eagle Rock Energy Partners, L.P. (the “Company”)
Supplemental Response received November 30, 2007
Amendment No. 4 to Registration Statement on Form S-1
Filed November 20, 2007
File No. 333-144938

Form 10-Q/A for the quarter ended June 30, 2007
Filed November 2, 2007
File No. 1-33016
Dear Ms. Parker:
          Thank you for the comment included in your letter dated December 7, 2007. I am providing the enclosed response on behalf of the Company. Your comment is reproduced below, with the specific response following the comment.
General
1.	We note your response to our prior comment 1 and that you are not eligible to use a FWP. Please provide us with your analysis of compliance with Section 5 of the Securities Act of 1933 in regard to the company’s participation in the conference and dissemination of the slide show. In your analysis, please address the need for a risk factor in regard to the possible violation and potential rescission rights of purchasers of the units, any contingent liabilities, and the need for a cooling off period before sales will be made under the prospectus.

Response:
We note your comment and intend to include in our registration statement the following risk factor on page 32:
“Filing of a free writing prospectus may result in certain purchasers of common units having a right to seek refunds or damages.
          “Prior to the effectiveness of the registration statement covering the common units offered by this prospectus, we participated in a business conference whereby we made available a slideshow presentation covering our current operating business through the third quarter of 2007, which was filed as a free writing prospectus with the Commission. However, we later determined that we are an “ineligible issuer” and not permitted to use a free writing prospectus in connection with an offering by selling unitholders. Subsequently, we furnished a current report on Form 8-K informing the public of our ineligible status for the free writing prospectus in this situation. We have filed the slideshow as an exhibit to the registration statement relating to this prospectus. Any purchaser of our common units from a selling unitholder should rely on this prospectus only in making its investment decision with respect to our common units.
          “A purchaser of our common units under the ineligible free writing prospectus could claim that the sale was in violation of Section 5 of the Securities Act of 1933, and in that specific circumstance, we could be required to grant rescission rights to such purchaser. Although, we have not sold any of our common units under the ineligible free writing prospectus and do not intend to sell any of our common units under the ineligible free writing prospectus, if proven that we did, we could have a potential liability arising out of this situation. We would vigorously defend any claim made in this regard. The amount of this liability, if any, is not known or determinable at this time and would depend, in part, upon the number of common units sold under the ineligible free writing prospectus and the trading price of our common units.”
The Company has removed the slideshow presentation from its website and has filed a current report on Form 8-K informing the public of the Company’s ineligible status for the FWP.
Additionally, based on the conversation with the Commission on December 7, 2008, the Company intends to include the slide show as an exhibit to this registration statement.
Based on a review of the common unit price from the date of the FWP filing, November 15, 2007, there has been no unusual trading activity with respect to the Company’s common units, which have trended downwards from that date. Therefore, there is no need for any cooling off period. Additionally, the Company has not received any requests to purchase common units under the FWP since November 15, 2007.
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          Finally, we note the guidance you provide in your letter regarding a request for acceleration and the other matters addressed in the closing paragraphs of your letter, and advise you that we will comply with those requirements at the appropriate time. In the meantime, please do not hesitate to call with any questions or additional comments regarding the amendment to the Form S-1 and this letter. If we can facilitate your review by arranging for the appropriate Company personnel to contact the staff directly, we would be happy to do so. I can be reached at (713) 951-5864.
Very truly yours,
/s/ Thomas R. Lamme
Thomas R. Lamme

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